NEXPOINT SECURITIES, INC.

Financial Statements for the Year Ended

December 31, 2022

Supplementary Schedules pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69128

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/22_____ AND ENDING __12/31/22_____
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Nexpoint Securities, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__200 Crescent Court, Suite 700_____
　　　　　　　　　　　　　　　　　(No. and Street)

__Dallas_____	__TX_____	__75201_____
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Brian Mitts_____	__972-628-4100_____	__Bmitts@nexpoint.com_____
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Forvis, LLP_____
　　　　　　　　　　　　(Name – if individual, state last, first, and middle name)

__2700 Post Oak Blvd., Ste 1500__	__Houston_____	__TX_____	__77056-5829__
(Address)	(City)	(State)	(Zip Code)

__October 16, 2003_____	__686_____
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
　accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
　CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Brian Mitts_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nexpoint Securities, Inc._____, as of 12/31_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JENNIFER GRANT
Notary Public, State of Texas
Comm. Expires 07-16-2023
Notary ID 132087436

Signature_____

Title:
FinOP_____

_____
Notary Public

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

■ (d) Statement of cash flows.

■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

■ (g) Notes to consolidated financial statements.

■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

NEXPOINT SECURITIES, INC.

December 31, 2022

Page(s)

Report of Independent Registered Public Accounting Firm 1-3

Audited Financial Statements

Statement of Financial Condition 4

Notes to Financial Statements...5–11



2700 Post Oak Boulevard, Suite 1500 / Houston, TX 77056

P 713.499.4600 / **F** 713.499.4699

forvis.com

Report of Independent Registered Public Accounting Firm

Stockholder and Owners
NexPoint Securities, Inc.
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NexPoint Securities, Inc. (the Company) as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2022 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the

supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

FORVIS, LLP

FORVIS,LLP

(Formerly, BKD, LLP)

We have served as the Company's auditor since 2020.

Houston, Texas
February 28, 2023

NEXPOINT SECURITIES, INC.

Statement of Financial Condition

As of December 31, 2022

(In Thousands)

Assets

Cash and cash equivalents	$	3,560
Segregated cash		441
Investment in marketable security, at fair value (cost $888)		474
Receivables from affiliates		539
Income tax receivable		663
Prepaid expenses		65
Deferred tax asset		927
Total assets	$	6,669

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	170
Amounts payable on behalf of the 12b-1 Plan		393
Payable to affiliates		52
Taxes payable		216
Accrued and other liabilities		1,729
Total liabilities		2,560
Stockholder's equity		4,109
Total liabilities and stockholder's equity	$	6,669

See accompanying notes to financial statements.

Notes to Financial Statements

December 31, 2022

in Thousands

1.   **Organization and Nature of Business**

NexPoint Securities, Inc. (fka Highland Capital Funds Distributor, Inc.) (Company), a Delaware Corporation, is a wholly-owned subsidiary of Nexpoint Asset Management, L.P. (fka Highland Capital Management Fund Advisors, L.P.) (NAMLP), a mutual fund investment advisor.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is the distributor and underwriter of the mutual funds advised by NAMLP and closed-end funds, a non-traded business development company, multiple Delaware statutory trusts (DSTs) and other funds advised by NexPoint Advisors L.P. (NPA). The Company is the distributor of fixed annuity products by Nexannuity Holdings, Inc.(Nexannuity). The Company does not engage in direct transactions with investors. The primary business activities of the Company are underwriting, wholesale fund marketing and distribution activities.

2.   **Significant Accounting Policies**

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at U.S. and foreign banks, deposits with original maturities of less than 90 days, and money market funds. Cash equivalents are carried at cost, which approximates market value. At December 31, 2022, the Company held cash balances at a certain financial institution in excess of the federally insured limit of $3,753. The Company regularly monitors the credit quality of the institution.

Investment in Marketable Security

Investment in marketable security is carried at fair value. Unrealized gains or losses related to trading securities are reported within the Statement of Operations in the period they occur.

NEXPOINT SECURITIES, INC.

Notes to Financial Statements

December 31, 2022

in Thousands

Recognition of Revenue

The Company applies the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. Marketing and administrative services fees, 12b-1 flow through fees, and dividends and other income are not within the scope of ASC 606.

Managing Broker Dealer Fees

The largest concentration of revenue during 2022 was received from two customers: Vinebrook Homes Trust, Inc. and Nexpoint Life Sciences DST. These customers accounted for approximately 26% and 18%, respectively.

As the underwriter of various mutual funds and DSTs, the Company receives Managing Broker Dealer Fees. The performance obligation related to the transfer of underwriter services is satisfied at a certain point in time. The Company has determined that the fees are recognized as revenue at the time the services are provided. The Company records a receivable when revenue is recognized prior to payment. The beginning and ending receivable balances related to managing broker dealer fees are immaterial.

Commission Fees on Insurance Products

As the distributor of fixed annuity products, the Company receives Commission Fees. The performance obligation related to distribution is satisfied at a certain point in time. The Company has determined that the fees are recognized as revenue at the time the services are provided. The Company records a receivable when revenue is recognized prior to payment. The beginning and ending receivable balances related to commission fees are immaterial.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

Benefits from uncertain tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

As of December 31, 2022, the Company had a net deferred tax asset of $927.

The Company is subject to U.S. federal income tax examinations by tax authorities for the year 2018 forward.

Notes to Financial Statements

December 31, 2022

in Thousands

3. **Investment in Marketable Security**

Detailed below is a summary of the Company's held for trading investment at December 31, 2022:

	Cost		Fair Value	
Mutual Fund	$	888	$	474
Total Investment	$	888	$	474

4. **Fair Value of Financial Instruments**

Fair Value Measurement

U.S. GAAP defines fair value as the price an entity would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants as of the measurement date. The standard requires fair value measurement techniques to reflect the assumptions market participants would use in pricing an asset or liability and, where possible, to maximize the use of observable inputs and minimize the use of unobservable inputs. It also establishes the following hierarchy that prioritizes the valuation inputs into three broad levels:

- Level 1 – Valuation based on unadjusted quoted prices in active markets for identical assets and liabilities that the Company has the ability to access as of the measurement date. Valuations utilizing Level 1 inputs do not require any degree of judgment.

- Level 2 – Valuations based on (a) quoted prices for similar instruments in active markets; (b) quoted prices for identical or similar instruments in markets that are not active that are reflective of recent market transactions; or (c) models in which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on indicative quotes that do not reflect recent market transactions and models or other valuation techniques in which the inputs are unobservable and significant to the fair value measurement, which includes situations where there is little, if any, market activity for the asset or liability.

As of December 31, 2022, the Company's investments consisted entirely of the same mutual fund which is publicly traded.

The Company categorizes investments recorded at fair value in accordance with the hierarchy established under U.S. GAAP. The Company's investment at December 31, 2022 is classified as a Level 1 position.

Notes to Financial Statements

December 31, 2022

in Thousands

5. **Income Taxes**

Components of the income taxes for the year ended December 31, 2022 are as follows:

Current:		
Federal	$	216
State		3
Total provision for incomes taxes	$	219

A reconciliation between the amount of the reported provision for federal income taxes and expected income tax (computed by multiplying the statutory federal income tax rate (21%) times income before provision for income taxes) is as follows:

Expected provision for income taxes	$	623
Change in valuation allowance on capital items		(421)
Other		6
Nondeductible expenses		9
State income taxes		(1)
Federal income tax expense	$	216

The components of deferred tax assets and liabilities are as follows:

Deferred Tax Assets		
Net operating loss		927
Capital assets		72
Accrued expenses, net		122
Depreciation and amortization		1
Total deferred tax assets		1,122
Valuation allowance		195
	$	927

6.   Related Party Transactions

The Company has entered into a Shared Services Agreement (Agreement), as most recently amended January 21, 2021, with NAMLP, a related party. During the term of the Agreement, NAMLP will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services. The actual cost of such services will be allocated based on specific identification of such costs or a percentage of such costs between the Company and NAMLP, plus an applicable margin, and will be billed monthly. The term of the Agreement shall automatically renew for successive one-year periods, unless cancelled by either party upon at least 60 days advance written notice. During the year ended December 31, 2022, the Company was allocated and expensed approximately $481, which is included in "Shared services expenses" on the accompanying Statement of Operations. As of December 31, 2022, the Company has approximately $43 outstanding to NAMLP which is included in the "Payable to affiliates" in the accompanying Statement of Financial Condition.

The Company has entered into a Shared Services Agreement (Agreement), as most recently amended January 21, 2021 with NPA, a related party. During the term of the Agreement, NPA will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services. The Company pays NPA a fixed amount each month as a good faith estimate of services rendered, which was agreed upon by both parties. The term of the Agreement shall automatically renew for successive one-year periods, unless cancelled by either party upon at least 60 days advance written notice. During the year ended December 31, 2022, the Company expensed approximately $785, which is included in "Shared services expenses" on the accompanying Statement of Operations. As of December 31, 2022, the Company has no liability outstanding to NPA.

The Company derives a significant portion of its income on marketing and administrative services it performs for and on behalf of NAMLP and NPA. The actual cost of certain services is allocated, plus an applicable margin, and is billed monthly. During the year ended December 31, 2022, the Company derived approximately $12,738 in income, which is included in "Marketing and administrative services" on the accompanying Statement of Operations. As of December 31, 2022, the Company is owed approximately less than $35 from NAMLP and NPA, which is included in "Receivables from affiliates" in the accompanying Statement of Financial Condition. As of December 31, 2022, the Company owes $10 to NPA.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of NPA's DSTs and other registered products. A significant portion of the Company's income is derived from managing broker dealer fees collected in relation to serving as the principal underwriter. During the year ended December 31, 2022, the Company derived approximately $8,586 in income, which is included in "Managing broker dealer fees" in the accompanying Statement of Operations. As of December 31, 2022, approximately $17 in dealer manager fees were due to NSI.

The Company serves as the distributor of NexAnnuity retirement products. A significant portion of the Company's income is derived from commission fees collected in relation to serving as the distributor. During the year ended December 31, 2022, the Company derived approximately $436 in income, which is included in "Insurance Commission Fees" in the accompanying Statement of Operations. As of December 31, 2022, there were no commission fees due to NSI.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of NAMLP's and NPA's advised funds. A portion of the Company's income is derived from underwriter commissions collected in relation to serving as the principal underwriter. During the year ended December 31, 2022, the Company derived less than $48 in income, which is included in "Dividends and other income" on the accompanying Statement of Operations.

The Company's held for trading investment is held in a mutual fund managed by an affiliate of the Company.

During 2022, NSI distributed approximately $2,005 in capital to its parent.

In the normal course of business, the Company typically pays expenses related to marketing of managed funds. The company will receive payment as reimbursement for paying the expenses on behalf of the respective funds, including 12b-1 related expenses. As of December 31, 2022, approximately $406 in reimbursable expenses were due from various affiliated funds and entities for these expenses, and approximately $69 was due from the 12b-1 plan. These are included in "Receivables from affiliates" in the accompanying Statement of Financial Condition.

Notes to Financial Statements

December 31, 2022

in Thousands

A summary of receivables from and payables to affiliates at December 31, 2022 is as follows:

Receivables from affiliates:		
12b-1 fees	$	69
Marketing and administration services due from NAMLP		45
Due from other affiliated entities		424
Total receivables from affiliates		539
Due to affiliates:		
Shared services due to NAMLP		(42)
Due to other affiliates		(10)
Amounts payable on behalf of the 12b-1 Plan		(393)
Total due to affiliates		(445)
Net receivable from affiliates	$	94

7. **Segregated Cash**

The Company serves as Administrator to a 12b-1 Plan (the "Plan") adopted by the mutual funds advised by NAMLP. The Company collects 12b-1 fees from the mutual funds to be disbursed for future eligible marketing and distribution costs of the Plan. These amounts are reported as "Segregated cash" and "Amounts payable on behalf of the 12b-1 Plan" on the Statement of Financial Condition.

8. **Employee Benefits**

The Company, together with its parent company and other affiliates, has a noncontributory profit-sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Company may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2022 was $485 and is included in the "Compensation and benefits" financial statement line item in the accompanying Statement of Operations.

9. **Commitments, Guarantees and Contingent Liabilities**

In the normal course of business, the Company may enter into contracts which provide general indemnifications and contain a variety of presentations and warranties that may expose the Company to some risk of loss. The amount of future losses arising from such undertakings, while not quantifiable, is not expected to be significant.

Notes to Financial Statements

December 31, 2022

in Thousands

10. **Regulatory Requirements**

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $50,000 or 6.67% of total aggregate indebtedness.

At December 31, 2022, the Company had total net capital of approximately $1,806 which is approximately $1,635 above its minimum net capital requirement of $171 at that date.

The Company is claiming an exemption from Rule 15c3-3 of the 1934 Act in accordance with Footnote 74 of the Securities and Exchange Commission Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5 (the exemption provisions). Under this exemption, the Company is not required to maintain deposits in special reserve accounts or compute required deposits in accordance with the reserve formula specified in Rule 15c3-3.

11. **Customer Protection, Reserves and Custody of Securities**

The Company does not hold customer accounts, funds, or securities.

12. **Legal Proceedings**

The Company is not subject to any active, threatened, or pending litigation during the year ended December 31, 2022.

13. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 28, 2023, which is the date the financial statements were issued, and has determined that there are no material subsequent events that would require disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES



2700 Post Oak Boulevard, Suite 1500 / Houston, TX 77056
P 713.499.4600 / **F** 713.499.4699
forvis.com

Report of Independent Registered Public Accounting Firm

Stockholder and Owners
NexPoint Securities, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) NexPoint Securities, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and (3) the Company stated it did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

FORVIS, LLP

FORVIS, LLP

(Formerly, BKD, LLP)

Houston, Texas
February 28, 2023

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